Exhibit 4.1 (a): Amendment and Restatement of Section 6.1 (Composition of Committee) (approved by the stockholders on February 25, 1997):

"Composition of Committee. The Plan shall be administered by a Committee to be appointed by the Board of Directors of the Company. The Committee shall consist of at least two directors who are "Non-Employee Directors" within the meaning of Exchange Act Rule 16b-3. The Committee shall be entitled to take any action which it deems appropriate to comply with Exchange Act
Rule 16b-3 and related provisions (as presently existing or hereafter amended), including without limitation submission of any transaction to the entire Board of Directors or the shareholders for approval."